Exhibit 107

FEE TABLES FOR

FORMS SC 13E3, SC TO-I, SC TO-T PREM14A,

PREM14C, PRER14A and PRER14C Table 1 to

Paragraph (a)(7)

	Transaction Valuation(a)	Fee rate	Amount of Filing Fee(b)

Fees to Be Paid	$44,086,040	N/A	N/A

Fees Previously Paid	N/A		N/A

Total Transaction Valuation	$44,086,040

Total Fees Due for Filing			$0

Total Fees Previously Paid			$0

Total Fee Offsets			$0

Net Fee Due			$0

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	No fee required, pursuant to SEC No-Action Letter to Ironwood Multi-Strategy Fund LLC et al. (publicly available April 20, 2017).

Table 2 to Paragraph (a)(7)

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source

Fee Offset Claims		X	X	X		X

Fee Offset Sources	X	X	X		X		X

The “X” designation indicates the information required to be disclosed, as applicable,

in tabular format. Add as many rows of each table as necessary

1